Registration No. 333-121725

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM F-10

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Goldcorp Inc.
(Exact name of registrant as specified in its charter)

Ontario, Canada (Province or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

145 King Street West, Suite 2700, Toronto, Ontario M5H 1J8, Canada
(416) 865-0326
(Address and telephone number of registrant’s principal executive offices)

Wharf Resources (U.S.A.), Inc., 10928 Wharf Road, Lead, South Dakota 57754
(605) 854-4103
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Copies to:

Michael Melanson Fraser Milner Casgrain LLP 1 First Canadian Place, 39th Floor 100 King Street West Toronto, Ontario M5X 1B2 Canada (416) 863-4511	Gil Cornblum Dorsey & Whitney LLP BCE Place 161 Bay Street, Suite 4310 Toronto, Ontario M5J 2S1 Canada (416) 367-7370

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

Province of Ontario, Canada
(Principal jurisdiction regulating this offering)

     It is proposed that this filing shall become effective (check appropriate box):

A.	☑	Upon filing with the Commission pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.	☐	At some future date (check the appropriate box below).

1.	☐	Pursuant to Rule 467(b) on (date) at (time) (designate a time not sooner than seven calendar days after filing).

2.	☐	Pursuant to Rule 467(b) on (date) at (time) (designate a time not sooner than seven calendar days after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (date).

3.	☐	Pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4.	☐	After the filing of the next amendment to this form (if preliminary material is being filed).

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)

Common Shares, no par value.	192,355,455 shares	$2,435,220,053.97	$286,625.40

(1)	Represents the maximum number of shares of Common Shares of the Registrant estimated to be issuable upon consummation of the exchange offer for all of the outstanding common shares of Wheaton River Minerals Ltd. (“Wheaton”) calculated as the product of (a) 769,421,818, which is the estimated number of outstanding Wheaton common shares as of December 17, 2004 (assuming full conversion of all outstanding exercisable options and warrants for Wheaton common shares), and (b) the exchange ratio of 0.25 Common Shares of the Registrant for each Wheaton common share.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with General Instruction II.H to Form F-10. The proposed maximum offering price is equal to the product of (i) $3.165, which is the average of high and low sale prices of Wheaton common shares as reported on the American Stock Exchange on December 3, 2004, and (ii) 769,421,818, which is the estimated number of outstanding Wheaton common shares as of December 17, 2004 (assuming full conversion of all outstanding exercisable options and warrants for Wheaton common shares).

(3)	Previously paid.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS

     This Amendment No. 2 amends and supplements the registration statement on Form F-10, as amended by Amendment No. 1 on January 14, 2005 (as amended, the “Registration Statement”) filed by Goldcorp Inc., an Ontario corporation (“Goldcorp” or the “Registrant”) relating to the offer of the Registrant and Goldcorp Acquisition ULC, a Nova Scotia unlimited liability company and a wholly owned subsidiary of the Registrant, to purchase all of the outstanding common shares of Wheaton River Minerals Ltd. on the basis of 0.25 Goldcorp common share for each Wheaton common share (the “Offer). The Offer is subject to the terms and conditions set forth in the Take Over Bid Circular, dated December 29, 2004 (as amended by Amendment No. 1 to the Registration Statement) (the “Take Over Bid Circular”) and the related Letter of Acceptance and Transmittal (“Letter of Transmittal”), copies of which were filed as Exhibits 4.1 and 4.2, respectively, to the initial Registration Statement filed with the SEC on December 29, 2004. The Notice of Extension, dated January 24, 2004 (the “Notice”), is filed herewith as Exhibit 4.46. The Notice amends certain terms and conditions of the Offer contained in the Take Over Bid Circular and is incorporated by reference herein.

     The Take Over Bid Circular is hereby amended by adding the following line items to the summary financial information provided under the heading “Summary Financial Data of Goldcorp and Summary Pro Forma Data — Goldcorp Summary of Financial Condition and Pro Forma Financial Data”:

	Pro Forma for the	Pro Forma for	For the	For the	For the
	Nine Months ended	the year ended	Nine Months Ended	Year Ended	Year Ended
	September 30,	December 31,	September 30,	December 31,	December 31,
	2004	2003	2004	2003	2002
Gross profit	$276,844	$288,550	$89,086	$174,115	$120,415
Net earnings from continuing operations before extraordinary items and cumulative effect of change in accounting principle(3)	$105,597	$122,413	$36,380	$98,804	$68,235

(3)	Since there were no extraordinary items or cumulative effects of changes in accounting principle with respect to the relevant periods, these figures are the same as the amounts reported under the heading “Net Earnings” with respect to such periods.

     The Take Over Bid Circular is hereby amended by adding the following line items to the summary financial information provided under the heading “Summary Financial Data of Goldcorp and Summary Pro Forma Data — Comparative Per Share Information”:

	For the	For the
	Nine Months Ended	Year Ended
	September 30,	December 31,
	2004	2003
Pro Forma Consolidated
Diluted earnings per share	$0.29	$0.34
Goldcorp Historical
Diluted earnings per share	$0.19	$0.53

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS

INDEMNIFICATION

     Under the Business Corporations Act (Ontario), the Registrant may indemnify a present or former director or officer or person who acts or acted at the Registrant’s request as a director or officer of another corporation of which the Registrant is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his being or having been a director or officer of the Registrant or body corporate and provided that the director or officer acted honestly and in good faith with a view to the best interest of the Registrant and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Such indemnification may be made in connection with a derivative action only with court approval. A director is entitled to indemnification from the Registrant as a matter of right if he was substantially successful on the merits in his defense and fulfilled the conditions set forth above.

     In accordance with the Business Corporations Act (Ontario), the by-laws of the Registrant indemnify a director or officer, a former director or officer, or a person who acts or acted at a Registrant’s request as a director or officer of a corporation in which the Registrant is or was a shareholder or creditor against any and all losses and expenses reasonably incurred by him in respect of any civil, criminal, administrative action or proceeding to which he was made a party by reason of being or having been a director or officer of the Registrant or other corporation if he acted honestly and in good faith with a view to the best interests of the Registrant, or, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, he had reasonable grounds in believing that his conduct was lawful.

     A policy of directors’ and officers’ liability insurance is maintained by the Registrant which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in their capacity as directors and officers and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the by-laws and the Business Corporations Act (Ontario).

     Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy in the United States as expressed in the Securities Act of 1933 and is therefore unenforceable.

EXHIBITS

     The following additional exhibits have been filed as part of this Amendment No. 2 to the Registrant’s Registration Statement on Form F-10:

4.44	Press Release issued by Goldcorp (incorporated by reference to Goldcorp’s filing pursuant to Rule 425, filed on January 21, 2005)

4.45	Powerpoint Slide Presentation of Goldcorp, Inc. entitled “Goldcorp + Wheaton — the Superior Alternative”, dated January 25, 2005 (filed herewith)

4.46	Notice of Extension, dated January 24, 2005 (filed herewith)

4.47	Acknowledgement and Agreement regarding Acquisition Agreement, dated January 20, 2005, between Goldcorp Inc. and Wheaton River Minerals Ltd. (filed herewith)

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.     Undertaking

     The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

Item 2.     Consent to Service of Process

     Concurrently with the filing of the initial Registration Statement on Form F-10, the Registrant filed with the Commission a written Irrevocable Consent and Power of Attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Toronto, Ontario, country of Canada, on January 25, 2005.

GOLDCORP INC.
By:	/s/ R. Gregory Laing
R. Gregory Laing
Vice President, Legal

     Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	Chairman and Chief Executive Officer	January 25, 2005
Robert R. McEwen	(principal executive officer)

*	Vice President, Finance	January 25, 2005
Brad Boland	(principal financial officer)

*	Corporate Controller	January 25, 2005
Perry Y. Ing	(principal accounting officer)

*	Director	January 25, 2005
David R. Beatty

*	Director	January 25, 2005
Ronald M. Goldsack

	Signature	Title	Date

	*	Director	January 25, 2005
Stuart R. Horne

	*	Director	January 25, 2005
James M. Hutch

	*	Director	January 25, 2005
Brian W. Jones

	*	Director	January 25, 2005
Dr. Donald R.M. Quick

	*	Director	January 25, 2005
Michael L. Stein

*By:	/s/ R. Gregory Laing
R. Gregory Laing Attorney-in-Fact

AUTHORIZED REPRESENTATIVE

     Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Goldcorp Inc. in the United States on January 25, 2005.

WHARF RESOURCES (U.S.A.), INC.
By:	/s/ John Begeman
John Begeman
General Manager

EXHIBIT INDEX

Exhibit	Description

4.1	Take-Over Bid Circular, including the Offer to Purchase, dated December 29, 2004*

4.2	Letter of Acceptance and Transmittal*

4.3	Notice of Guaranteed Delivery*

4.4	Guidelines for Certification of Taxpayer Identification on Substitute Form W-9*

4.5	Acquisition Agreement, dated December 23, 2004, between Goldcorp Inc. and Wheaton River Minerals Ltd.*

4.6	Annual Information Form of Goldcorp for the year ended December 31, 2003 of Goldcorp dated May 14, 2004*

4.7	Audited comparative consolidated financial statements of Goldcorp as at, and for the year ended, December 31, 2003, together with the auditors’ report thereon*

4.8	Management’s Discussion and Analysis for the year ended December 31, 2003*

4.9	Unaudited comparative consolidated interim financial statements of Goldcorp as at, and for the nine-month period ended, September 30, 2004*

4.10	Management’s Discussion and Analysis for the nine-month period ended September 30, 2004*

4.11	Management Information Circular and Proxy Statement of Goldcorp dated March 31, 2004 distributed in connection with the annual and general meeting of shareholders of Goldcorp held on June 16, 2004 (excluding the sections entitled “Report on Executive Compensation”, “Performance Graph” and “Corporate Governance”)*

4.12	Material change report of Goldcorp dated December 7, 2004 respecting the Offer*

4.13	Material change report of Goldcorp dated December 24, 2004 concerning Goldcorp’s approval of the Offer and entering into the Acquisition Agreement*

4.14	Transcript of Joint Conference Call of Goldcorp Inc. and Wheaton River Minerals Ltd. held on December 6, 2004*

4.15	Material change report of Goldcorp dated December 24, 2004 concerning Goldcorp’s approval of the Offer and entering into the Acquisition Agreement*

4.16	Standstill and Confidentiality Agreement, dated December 3, 2004, between Goldcorp Inc. and Wheaton River Minerals Ltd.*

4.17	Letter of Intent, dated December 5, 2004, between Goldcorp Inc. and Wheaton River Minerals Ltd.*

4.18	Notice of Special Meeting of Shareholders and Management Information Circular of Goldcorp, dated January 4, 2005*

Exhibit	Description

4.19	Annual Information Form of Wheaton for the year ended December 31, 2003, dated May 12, 2004*

4.20	Audited comparative consolidated financial statements of Wheaton as at, and for the year ended, December 31, 2003, together with the auditors’ report thereon*

4.21	Management’s Discussion and Analysis of Results of Operations and Financial Condition of Wheaton for the year ended December 31, 2003*

4.22	Management’s Discussion and Analysis of Results of Operations and Financial Condition of Wheaton for the year ended December 31, 2003*

4.23	Management’s Discussion and Analysis of Results of Operations and Financial Condition of Wheaton for the nine-months ended September 30, 2004*

4.24	The following sections of the Joint Management Information Circular of Wheaton and IAMGOLD Corporation (“IAMGOLD”) dated April 30, 2004 distributed in connection with the annual and special meeting of shareholders of Wheaton held on June 8, 2004: “General Proxy Information”, “Information Concerning the Meetings (information respecting Wheaton only), “Annual Business to be Considered by Wheaton Shareholders”, “Wheaton Directors’ Approval” and “Exhibit C – Information Concerning Wheaton River Minerals Ltd.” (excluding the sections entitled “Statement of Executive Compensation – Report on Executive Compensation”, “Statement of Executive Compensation – Performance Graph” and “Statement of Corporate Governance Policies”)*

4.25	Material change report of Wheaton dated January 14, 2004 concerning the completion by Wheaton of the acquisition of the Amapari Gold Project in Brazil*

4.26	Material change report of Wheaton dated April 7, 2004 concerning the proposed agreement between Wheaton and IAMGOLD to combine the two companies*

4.27	Material change report of Wheaton dated May 6, 2004 concerning the completion of due diligence, receipt of final fairness opinions and signing of a definitive agreement by Wheaton and IAMGOLD, all in connection with the proposed combination of the two companies*

4.28	Material change report of Wheaton dated June 3, 2004 concerning: (A) the receipt by Wheaton of an unsolicited proposal from Coeur d’Alene Mines Corporation (“Coeur’’) to acquire all of Wheaton’s outstanding common shares; and (B) the decision of Wheaton not to pursue Coeur’s proposal*

4.29	Material change report of Wheaton dated June 7, 2004 concerning: (A) the receipt by Wheaton of a further unsolicited proposal from Coeur to acquire all of Wheaton’s outstanding common shares; (B) the decision of Wheaton not to pursue the revised proposal delivered by Coeur; and (C) the recommendation of Wheaton that Wheaton’s shareholders vote in favour of the proposed IAMGOLD combination*

Exhibit	Description

4.30	Material change report of Wheaton dated June 18, 2004 concerning: (A) the approval by Wheaton’s shareholders of the proposed IAMGOLD combination; (B) the decision of Wheaton to hold a further vote of its shareholders to approve the combination with IAMGOLD on July 6, 2004; (C) the receipt by Wheaton of a written request from Coeur for a list of Wheaton’s shareholders; and (D) the appointment by Wheaton’s board of directors of a special committee authorized to review and consider the proposed IAMGOLD combination, the unsolicited proposal made to Wheaton by Coeur, and any further proposals made to Wheaton or its shareholders by third parties*

4.31	Material change report of Wheaton dated July 1, 2004 concerning: (A) the rejection by Wheaton of the latest unsolicited proposals from Coeur; and (B) the reconfirmation by Wheaton of its recommendation that Wheaton’s shareholders vote in favour of the proposed IAMGOLD combination on July 6, 2004*

4.32	Material change report of Wheaton dated July 13, 2004 concerning: (A) the inability of IAMGOLD to obtain the required shareholder approval for the proposed combination with Wheaton; (B) the termination of the arrangement agreement between Wheaton and IAMGOLD; and (C) the adjournment by Wheaton of its shareholders’ meeting scheduled for July 6, 2004*

4.33	Material change report of Wheaton dated July 23, 2004 concerning the absence of a legal offer from Coeur to Wheaton’s Canadian shareholders*

4.34	Material change report of Wheaton dated July 23, 2004 concerning: (A) the agreement of Chap Mercantile Inc. (“Chap’’) to purchase 100% of the silver produced by Wheaton’s Luismin mining operations in Mexico (the “Silver Transaction’’); (B) the change of name by Chap to Silver Wheaton Corp.; (C) the option of Wheaton and Luismin S.A. de C.V. not to proceed with the Silver Transaction; and (D) the intention of Wheaton to complete an equity financing in connection with the Silver Transaction*

4.35	Material change report of Wheaton dated July 29, 2004 concerning: (A) the inability of Wheaton to make a recommendation to its shareholders to accept or reject Coeur’s offer; (B) the recommendation of Wheaton that Wheaton’s shareholders not tender their shares to Coeur’s U.S. offer or take any other action until they receive a further recommendation from Wheaton; (C) the filing by Wheaton of a Schedule 14D-9 with the SEC in connection with Wheaton’s response to Coeur’s U.S. offer; (D) the request from Wheaton to Coeur for confirmation with respect to Coeur’s intention not to take up and pay for Wheaton’s shares under Coeur’s U.S. offer until the same opportunity is provided to Wheaton’s Canadian shareholders; and (E) the intention of Wheaton to review and respond to Coeur’s offer once the offer is made to all of Wheaton’s Canadian shareholders*

Exhibit	Description

4.36	Material change report of Wheaton dated September 13, 2004 concerning: (A) the recommendation of Wheaton that Wheaton’s shareholders reject Coeur’s offer to purchase all of Wheaton’s outstanding common shares; and (B) the rescheduling by Wheaton of the closing date of the Silver Transaction*

4.37	Material change report of Wheaton dated October 25, 2004 concerning the closing of the Silver Transaction*

4.38	Material change report of Wheaton dated December 14, 2004 concerning the agreement of Wheaton in principle to combine with Goldcorp Inc.*

4.39	Material change report of Wheaton dated December 31, 2004 concerning Wheaton’s entering into the Acquisition Agreement with Goldcorp*

4.40	Unaudited comparative consolidated financial statements of Wheaton as at, and for the nine-months ended September 30, 2004, including a reconciliation to U.S. GAAP contained in Note 16 thereto*

4.41	Press release, dated January 14 , 2005 containing summary financial information of Goldcorp*

4.42	Press Release issued by Goldcorp*

4.43	Press Release issued by Goldcorp*

4.44	Press Release issued by Goldcorp (incorporated by reference to Goldcorp’s filing pursuant to Rule 425, filed on January 21, 2005)

4.45	Powerpoint Slide Presentation of Goldcorp, Inc. entitled “Goldcorp + Wheaton — the Superior Alternative”, dated January 25, 2005 (filed herewith)

4.46	Notice of Extension, dated January 24, 2005 (filed herewith)

4.47	Acknowledgement and Agreement regarding Acquisition Agreement, dated January 20, 2005, between Goldcorp Inc. and Wheaton River Minerals Ltd. (filed herewith)

5.1	Consent of Fraser Milner Casgrain LLP*

5.2	Consent of Dorsey & Whitney LLP*

5.3	Consent of KPMG LLP*

5.4	Consent of Deloitte & Touche LLP*

6.1	Powers of Attorney*

*	Previously filed.